SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RDO EQUIPMENT CO.
(Name of Subject Company (Issuer))

RONALD D. OFFUTT (Offeror)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

749413-10-0
(CUSIP Number of Class of Securities)

Thomas K. Espel, Treasurer
RDO Equipment Co.
2829 University Drive South
Fargo, ND 58103
Tel.: (701) 239-8730
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Thomas R. Marek, Esq.
Oppenheimer, Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402-1609
Tel.: (612) 607-7000

CALCULATION OF FILING FEE:
TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not Applicable	Not Applicable
*
As the filing contains only preliminary communications made before the commencement of the tender offer under General Instruction D, no filing fee is required.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO is filed by Ronald D. Offutt. Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to a pre-commencement communication by Mr. Offutt.

On the evening of March 6, 2003, Mr. Offutt delivered a letter to the Special Committee of the Board of Directors of RDO Equipment Co. (consisting of non-management directors of RDO Equipment and formed to review and evaluate the offer from Mr. Offutt) updating his offer letter of December 16, 2002 to reflect his intention to acquire for cash at a proposed purchase price of $6.01 per share all of the outstanding shares of the Class A common stock of RDO Equipment that Mr. Offutt does not currently own or control. The following is a copy of this updated proposal letter:

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March 6, 2003	Via Email & UPS Overnight
Mr. Bradford Freeman Freeman Spogli & Company 11100 Santa Monica Blvd.—Suite 1900 Los Angeles, CA	Professor Ray Goldberg 975 Memorial Drive 90025 Apt. 701 Cambridge, MA 02138
Mr. Norm Jones 5041 Interlachen Bluff Edina, MN 55436	Mr. Ed Schafer 4426 Carrie Rose Lane Fargo, ND 58104
Mr. Jim Watkins 10011 NW Highway 225-A Ocala, FL 34482

Gentlemen:

The purpose of this letter is to formally update my offer letter of December 16, 2002 concerning my interest in acquiring for cash all of the outstanding shares of the Class A common stock of RDO Equipment Co. that I do not currently own or control.

I am willing to increase my offer price in this transaction to $6.01 per share. If the Special Committee of the Board of Directors of RDO Equipment informs me that it intends to recommend my $6.01 offer to the RDO Equipment stockholders, I intend to cause RDO Tender Co., an acquisition entity I intend to form, to commence within four to six weeks thereafter a formal tender offer directly to the Company's stockholders to acquire all of the outstanding shares of the Class A common stock of RDO Equipment that are not owned by me or certain of my family members.

As discussed in my December 16, 2002 offer letter, the tender offer would be conditioned upon there having been validly tendered and not withdrawn prior to the expiration date of the tender offer at least that number of Class A shares (1) that would, when aggregated with the shares owned by me and certain of my family members and assuming conversion of my Class B shares into Class A shares, represent at least 90% of all Class A shares then outstanding and (2) that represent at least a majority of the total number of Class A shares outstanding on the date shares are accepted for payment that are not owned by me, certain of my family members, RDO Tender and the executive officers of RDO Equipment. Although I would retain the right to waive the "90% condition," I would not have the right to waive the latter "majority of the minority condition." The offer would also be subject to other conditions customary to similar tender offers. The offer would not, however, be conditioned upon the availability of financing.

If the conditions to this offer were satisfied and the offer completed, as soon as practicable thereafter RDO Tender Co. would effect a "short-form" merger of RDO Tender Co. with and into RDO Equipment. In this merger, the remaining RDO Equipment stockholders would receive the same $6.01 purchase price paid in the tender offer, except for those stockholders who elected to exercise their appraisal rights.

This proposal remains merely an expression of interest and is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Securities and Exchange Commission and the mailing and dissemination of appropriate materials to the RDO Equipment stockholders. In addition, until I cause RDO Tender to formally commence an offer to the RDO Equipment stockholders, I reserve the right, in my sole and absolute discretion, not to proceed for any reason.

Respectfully,

Ronald D. Offutt Chairman, Chief Executive Officer, and Principal Stockholder

cc:	Mr. Allan Knoll Mr. Paul Horn Ms. Christi Offutt Mr. Steve Dewald Mr. Tom Espel

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Additional Information and Where to Find it

In connection with the proposed transaction, Ronald D. Offutt expects to file a Schedule TO-T and related materials with the Securities and Exchange Commission. These materials will contain important information. Investors and security holders are advised to carefully review this document and related materials when they become available. Investors and security holders may obtain a free copy of the Schedule TO-T and other documents filed by Mr. Offutt with the SEC at the SEC's web site, which is located at www.sec.gov. Copies of the Schedule TO-T, as well as Mr. Offutt's related filings made with the SEC, may also be obtained free of charge from the Investor Relations Department of RDO Equipment Co. at (701) 476-2462.